UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	byNordic Acquisition Corporation
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	c/o Pir 29 Einar Hansens Esplanad 29
City, State and Zip Code:	211 13 Malmö Sweden

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2022 in a timely manner due to unexpected delays in the completion of the financial statements. As such the Registrant cannot file its Form 10-Q within the prescribed period without undue hardship and expense and requires additional time to complete the compilation of its financial statements for the Form 10-Q and plans on filing the Form 10-Q as soon as practical and within the five calendar period provided by Rule 12b-25 for delayed filings.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas Fairfield	+46	707 29 41 00
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company consummated its initial public offering (“IPO”) on February 11, 2022 of 15,000,000 units (the “Units”) at a price of $10.00 per Unit for gross proceeds of $150,000,000, each Unit consisting of one share of Class A common stock, par value $0.0001 per share and one-half of one redeemable warrant of the Registrant, with each whole warrant entitling the holder thereof to purchase one share of Class A common stock for $11.50 per share. Simultaneously with the closing of the IPO, the Company completed the sale of 850,000 shares of Class A common stock (the “Private Shares”) at a price of $10.00 per Private Share in a private placement to the Registrant’s sponsor, Water by Nordic AB, byNordic Holdings LLC and byNordic Holdings II LLC (the “Private Investors”). On February 18, 2022, the Registrant consummated the sale of an additional 2,250,000 Units pursuant to the exercise of the underwriters’ over-allotment option for additional gross proceeds of $22,500,000 and an additional 90,000 Private Shares at a price of $10.00 per share to the Private Investors. Following the closing of the IPO and the exercise of the over-allotment option, an amount of $175,950,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Shares was placed in a trust account and invested in U.S. government securities until the earlier of completion of a business combination and the distribution of the funds in the trust account to the Registrant’s stockholders, as more fully described in the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 18, 2022 (File No. 333-248488), as amended.

For the three months ended March 31, 2022, we had a net loss of approximately $0.2 million, which consisted of formation and operating costs of approximately $0.2 million and earnings on cash and investments in the trust account of approximately $700.

For the three months ended March 31, 2021, we had net income of $150.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

byNordic Acquisition Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2022	By:	/s/ Thomas Fairfield
Thomas Fairfield
Chief Financial Officer

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